AB Uf 3-13-02

02019639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 5 2002 340

SEC FILE NUMBER
8- 32265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Scott + Co., L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 SALEM ROAD
(No. and Street)

UNION	NEW JERSEY	07083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH W. GLODEK C.F.O. (908) 688-0020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NORMAN MULLER, C.P.A.
(Name — *if individual, state last, first, middle name*)

100 HARRISON STREET	VERONA	NEW JERSEY	07044
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH W. GLODEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM SCOTT & CO., L.L.C., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOT APPLICABLE

(Signature)

JOSEPH W. GLODEK, C.F.O.

Title

Notary Public

DONNA MCKEOWN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORMAN MULLER
CERTIFIED PUBLIC ACCOUNTANT
100 HARRISON STREET
VERONA, NEW JERSEY 07044

February 22, 2002

NASD Regulation, Inc.
District 9
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Gentlemen:

In order to be in compliance with the Securities and Exchange Commission SEC Rule 17a-5(d) (1), I am making the following statements:

1. Computation of Net Capital is part of Audit Report – Schedule 1

2. No Material differences exist in my audited computation of Net Capital and the client's focus part II A report, as of December 31, 2001.

3. No material inadequacies existed in my review of William Scott & Co., L.L.C. 's internal accounting controls, accounting systems, and procedures for the year ended December 31, 2001.

Sincerely,

Norman Muller

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Report on Audit
December 31, 2001

Norman Muller
Certified Public Accountant
100 Harrison Street
Verona, New Jersey 07044
973-857-2330

Independent Auditor's Report

Board of Directors
William Scott & Co., L.L.C.

I have audited the accompanying statement of financial condition of William Scott & Co., L.L.C. as of December 31, 2001 and the related statements of income, changes in capital, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Scott & Co., L.L.C. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Norman Muller

Verona, New Jersey
February 22, 2002

Norman Muller, C.P.A.

William Scott & Co., L.L.C.
Statement of Financial Condition
December 31, 2001

ASSETS

Assets	
Cash	$66,484
Receivable from Broker and Dealer	314,752
Furniture and Equipment, at cost, Less Accumulated Depreciation of $5,528	22,110
Other Assets	111,068
Total Assets	$514,414

LIABILITIES AND CAPITAL

Liabilities	
Accounts Payable, accrued expenses & other liabilities	$113,257
Accrued Payroll	8,081
Commissions Payable	75,931
Total liabilities	197,269
Capital	
Paid in Capital (Note 2)	261,884
Net Income (Note 3)	55,261
Total Capital (Exhibit C)	317,145
Total Liabilities and Capital	$514,414

The accompanying notes are an integral part of these financial statements

Exhibit A

William Scott & Co., L.L.C.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	$1,425,182
Gain or Loss Investment Account	(4,529)
Consulting Income	557,725
Other	90,967
Total Revenues	2,069,345
Expenses	
Officer's Salaries	104,400
Employee Compensation	168,216
Commissions	502,079
Claims and Arbitrations (Note 8)	41,394
Payroll Taxes and Benefits	145,966
Communications	55,480
Occupancy	68,490
Equipment Rental	13,114
Regulatory Fees and Expenses	56,430
Ticket Charges	100,022
Customer Write Offs	11,582
Quote Service	46,988
Consulting Fees	364,261
Other Operating Expenses	335,662
Total Expenses	2,014.084
Net Income (Note 3)	$55,261

The accompanying notes are an integral part of these financial statements

Exhibit B

William Scott & Co., L.L.C.
Statement of Changes in Capital
For the Year Ended December 31, 2001

	Capital Account
Balance at January 1, 2001	$261,884
Add:	
Net Income for the Year Ended December 31, 2001 (Exhibit B)	55,261
Balance at December 31, 2001 (Exhibit A)	$317,145

The accompanying notes are an integral part of these financial statements

William Scott & Co., L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flow From Operating Activities	
Net Income From Operations (Exhibit B)	$55,261
Non-Cash Items Include Above	
Depreciation	5,528
Net change in Receivable From Brokers & Dealers	38,452
Net change in Commissions Payable, Accounts Payable and Accrued Expenses	35,549
Net changes in Other Assets	(86,923)
Net change in Securities	564
Net Cash Provided by Operating Activities	48,431
Cash Flows from Investing Activities:	
Purchase of Equipment	(27,638)
Increase in Cash	20,793
Cash and Cash Equivalents at Beginning of Year	45,691
Cash and Cash Equivalents at End of Year	$66,484

The accompanying notes are an integral part of these financial statements.

Exhibit D

William Scott & Co., L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net Capital	
Total Capital (Exhibit C)	$317,145
Deduction for Non-Allowable Assets	175,469
Net Capital (Note 4)	$141,676

The accompanying notes are an integral part of these financial statements

Schedule 1

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2001

1. Significant Accounting Policies
   a. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

   b. Security transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

   c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Depreciation is provided on a modified accelerated cost recovery system (MACRS) over 5 years.

2. Capital Structure
   On February 2, 1995, William Scott & Co., Inc. was merged into William Scott & Co., L.L.C., a New Jersey Limited Liability Company. This change in corporate structure was affected to accommodate the creation of a holding company (William Scott Holdings, L.L.C.) which owns 99% of William Scott & Co., L.L.C.

3. Allocation and Distribution of Net Income 2001.
   The Officers of William Scott Holdings, L.L.C. agreed that the net income of William Scott & Co., L.L.C., for the year ended December 31, 2001 of $55,261 would be distributed to William Scott Holdings, L.L.C. and individuals on March 15, 2002.

	F.Y.E. 12-31-00	F.Y.E 12-31-01
99% to William Scott Holdings L.L.C.	$155,021	$54,708
1% to Individuals	1,566	553
Total	*$156,587	$55,261

*The Board of Directors voted at its March 10, 2001 meeting not to distribute the $156,587 in net income for December 31, 2000 because of a potential capital problem. (Rule 15c 3-1).

William Scott & Co., L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2001

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $141,676 which was $41,676 in excess of its required net capital of $100,000. The company's net capital ratio was 1.39 to 1.00.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Lease Commitments

William Scott & Co., L.L.C. currently leases its office for $3,500 per month. The three year lease expires December 31, 2003. Total rent expenses for December 31, 2001 was $42,000. In addition, the company is leasing computer equipment for $1,093 per month over a three year period. The table below shows the future minimum lease payments due under noncancelable operating leases at December 31, 2001.

	Year Ended December 31,	
	2002	2003
Operating Leases	$55,116	$55,116

William Scott & Co., L.L.C.
Notes To Financial Statements
For the Year Ended December 31, 2001

7. Contingent Liabilities

The company, together with other broker-dealers and individuals, has been named as a defendant in several class action lawsuits alleging violations of federal and state securities laws claiming substantial damages totaling approximately $860,900. The company intends to vigorously defend these claims. Management of the company, after consultation with their legal counsel working with these suits, believes that the resolution of these various lawsuits will result in the company prevailing or settlement of the claims for substantially less than the original claim. The company has accrued the claims that have been settled as of February 22, 2002, the date of the audit report.

8. Claims and Arbitrations

The company has settled various claims or arbitrations amounting to $41,395 inclusive of approximately $136,000 in legal expenses.

9. 401(K) Retirement Plan

The company adopted a 401(K) plan on December 13, 1999. The effective date of the plan is January 1, 2000. The company will make a 3% contribution to all employees who are eligible to make 401(K) contributions to the plan. All contributions and earnings and losses thereon are fully vested. To be eligible you must have completed one year of service. The company accrued $16,154 for the 401(K) retirement plan which represents the 3% contribution by the employer to the eligible employees. The Board of Directors agreed that no deduction for the 401(K) would be taken from the employees earnings for the year ended December 31,2001.